Kenne Ruan, CPA, P.C. Phone: (203) 824-0441 Fax: (203) 413-6486

40 Hemlock Hollow Road, Woodbridge, CT 06525 Web: www.kruancpa.com

November 24, 2013

Vibe Ventures Inc.

Room 1707, 17 FL, CTS Center

219 Zhong Shan Wu Road

Guangzhou, China 510030

Dear Ms. Hong Mei Ma,

Effective today, November 24, 2013, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

/s/Kenne Ruan, CPA, P.C.